UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

November 29, 2018
Date of Report (Date of earliest event reported)

WSFS Financial Corporation
(Exact name of registrant as specified in its charter)

Delaware	001-35638	22-2866913
(State or other jurisdiction of incorporation)	(SEC Commission File Number)	(IRS Employer Identification Number)

500 Delaware Avenue, Wilmington, Delaware	19801
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (302) 792-6000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01  Other Events.

As described in greater detail in the “The Mergers—Litigation Related to the Mergers” section of the definitive joint proxy statement/prospectus filed with the Securities and Exchange Commission on November 6, 2018 and first mailed to stockholders of Beneficial Bancorp, Inc. (“Beneficial”) and stockholders of WSFS Financial Corporation (“WSFS”) on November 6, 2018, the following lawsuits (collectively, the “Merger Litigation”) are pending in connection with the previously announced proposed merger of Beneficial with and into WSFS.

•	A putative class action lawsuit filed by one purported Beneficial stockholder against Beneficial and the members of the Beneficial board of directors in the United States District Court for the Southern District of New York, captioned Dappollone v. Beneficial Bancorp, Inc., et al., Docket No. 1:18-cv-09395;
•	A putative derivative and class action lawsuit filed by another purported Beneficial stockholder against Beneficial, the members of the Beneficial board of directors and Wilmington Savings Fund Society, FSB in the Circuit Court for Baltimore City, Maryland, captioned Parshall v. Farnesi et al., Case No. 24C18005703; and
•	Three separate lawsuits filed by three other purported Beneficial stockholders against Beneficial and the members of the Beneficial board of directors in the District Court for the District of Maryland, captioned Wolenter v. Beneficial Bancorp, Inc. et al. (Case No. 1:18-cv-03379-JKB), Karp v. Beneficial Bancorp, Inc. et. al. (Case No. 1:18-cv-03381-ELH), and Bushanksy v. Beneficial Bancorp, Inc. et al. (Case No. 1:18-cv-03382-DKC).

Solely to avoid the costs, risks and uncertainties inherent in litigation, Beneficial and WSFS have determined to make additional disclosures to supplement the disclosures contained in the joint proxy statement/prospectus (the “Additional Disclosures”). The Additional Disclosures are set forth below and should be read in conjunction with the joint proxy statement/prospectus.

Beneficial and WSFS believe that the Additional Disclosures moot plaintiffs’ disclosure claims asserted in the Merger Litigation and, as a result, expect that the plaintiffs will decline to seek injunctive relief against the merger. It is possible that additional, similar complaints may be filed. If this occurs, Beneficial and WSFS do not intend to announce the filing of each additional, similar complaint or any amended complaint unless it contains materially new or different allegations.

This decision to make the Additional Disclosures will not affect the merger consideration to be paid in connection with the merger of Beneficial with and into WSFS or the timing of the special meetings of the stockholders of Beneficial and WSFS, respectively.

Beneficial and the other defendants have denied, and continue to deny, that they have committed or aided and abetted in the commission of any violation of law or engaged in any of the wrongful acts that were or could have been alleged in the lawsuits, and maintain that, they complied with their fiduciary and other legal duties and are making the Additional Disclosures solely to eliminate the burden and expense of further litigation, to put the claims that were or could have been asserted to rest, and to avoid any possible delay to the closing of the merger that might arise from further litigation. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

SUPPLEMENT TO DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS

The following information supplements the joint proxy statement/prospectus and should be read in connection with the joint proxy statement/prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the joint proxy statement/prospectus, the information contained herein supersedes the information contained in the joint proxy statement/prospectus. All page references in the information below are to pages in the joint proxy statement/prospectus, and terms used below have the meanings set forth in the joint proxy statement/prospectus, unless otherwise defined below. Without admitting in any way that the disclosures below are material or otherwise required by law, Beneficial and WSFS make the following supplemental disclosures:

Background of the Mergers

The disclosure under the heading “THE MERGERS—Background of the Mergers” is hereby supplemented by adding the following after the first sentence of the third paragraph of page 73 of the joint proxy statement/prospectus:

Sandler O'Neill did not seek further contact with institutions previously contacted in March that had not expressed an interest in entering into a potential business combination with Beneficial. As part of contacting the nine financial institutions following the April 19, 2018 board meeting, Sandler O'Neill contacted all parties that had expressed interest in, and ability to engage in, acquisition discussions with Beneficial when contacted in March 2018.

The disclosure under the heading “THE MERGERS—Background of the Mergers” is hereby supplemented by adding the following sentence after the last sentence of the third full paragraph of page 74 of the joint proxy statement/prospectus:

Other than entering into the mutual nondisclosure and exclusivity agreement with WSFS, Beneficial did not enter into any confidentiality agreements with potential bidders that were contacted either in March or following the April 19, 2018 Beneficial board meeting.

The disclosure under the heading “THE MERGERS—Background of the Mergers” is hereby supplemented by adding the following sentence after the last sentence of the third paragraph of page 75 of the joint proxy statement/prospectus:

As part of his report, Mr. Cuddy informed the executive committee that Mr. Turner had communicated to him that WSFS would not be offering any members of Beneficial’s executive management team a role on WSFS’s executive management team following the completion of the Mergers, but indicated that WSFS wanted to explore leadership opportunities for each member of Beneficial’s executive management team both prior to and after completion of the Mergers.

The disclosure under the heading “THE MERGERS—Background of the Mergers” is hereby supplemented by adding the following after the last sentence of the sixth paragraph of page 75 of the joint proxy statement/prospectus:

The updated non-binding indication of interest letter submitted by WSFS on July 1, 2018 requested that Gerard P. Cuddy and two mutually agreed upon current directors of Beneficial join the board of directors of WSFS following the consummation of the Mergers, in accordance with WSFS’s standard, mutual interview and company orientation process that WSFS uses for all new directors. In addition, the updated non-binding indication of interest letter submitted by WSFS also provided that those directors of Beneficial who do not continue as directors of WSFS after the closing of the Mergers would become members of a new integration advisory board that WSFS would create in connection with the Mergers, along with Mr. Cuddy and Rodger Levenson. The updated non-binding indication of interest letter did not provide that any of Beneficial’s current executive officers would join WSFS’s executive management team. Over the next several days, WSFS and Beneficial continued to discuss the possibility of certain Beneficial executive officers joining WSFS’s executive management team following the completion of the Mergers, including the possibility of Mr. Cuddy serving in a senior executive management position with the combined company.

The disclosure under the heading “THE MERGERS—Background of the Mergers” is hereby supplemented by adding the following after the last sentence of the seventh paragraph of page 75 of the joint proxy statement/prospectus:

As part of his report, Mr. Cuddy informed the executive committee that, at their July 9, 2018 meeting, Mr. Turner expressed WSFS’s desire to retain Beneficial’s entire executive management team for a period of not less than 15 months following the completion of the Mergers in order to facilitate team and systems integration post-closing. He also informed the executive committee that, with the exception of Martin F. Gallagher, Jr., WSFS did not plan to extend written offers of employment beyond 15 months but that WSFS did intend to explore leadership opportunities for each member of Beneficial’s executive management team that would continue beyond their 15 month written offers of employment. Mr. Turner also confirmed that WSFS would offer not more than three WSFS board seats to current Beneficial directors in connection with the Mergers.

Opinion of Beneficial’s Financial Advisor

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Beneficial and WSFS Peer Group Analyses” is hereby supplemented by deleting the table on page 86 (Beneficial Peer Group Analysis) of the joint proxy statement/prospectus and replacing it with the following:

Financial Data as of or for the Period Ending June 30, 2018

Pricing Data as of August 6, 2018

			Balance Sheet					Capital Position							YTD Profitability				Valuation
																			Price/
						NPAs¹/						Total		CRE/			Net		Tang.	YTD	2018	2019	Current
			Total	Loans/		Total		TCE/		Leverage		RBC		Total			Interest	Efficiency	Book	Ann.	Est.	Est.	Dividend	Market
			Assets	Deposits		Assets		TA		Ratio		Ratio		RBC⁴	ROAA	ROAE	Margin	Ratio	Value	EPS	EPS	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)		(%)		(%)		(%)		(%)		(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)

OceanFirst Financial Corp.	Toms River, NJ	OCFC	7,737	95.7		0.65		8.87		8.87	²	13.96	²	246.1	0.59	4.50	3.66	59.0	211	31.9	14.1	12.5	2.1	1,371
First Commonwealth Financial Corporation	Indiana, PA	FCF	7,649	95.4		0.65		9.13		10.40		14.80		239.4	1.49	12.10	3.70	56.4	251	15.0	15.7	14.6	2.1	1,688
S&T Bancorp, Inc.	Indiana, PA	STBA	7,097	107.3		0.69		9.06		9.87		13.04		334.4	1.36	10.62	3.59	50.3	252	16.4	15.5	14.2	2.2	1,558
Kearny Financial Corp.	Fairfield, NJ	KRNY	6,580	110.5		0.38		18.29	²	18.22	²	26.97	²	282.8	0.37	1.81	2.50	67.7	130	28.6	25.5	21.5	1.2	1,362
Lakeland Bancorp, Inc.	Oak Ridge, NJ	LBAI	5,534	97.2		0.44		8.51		9.43		13.67		392.1	1.15	10.57	3.39	56.1	200	14.8	14.5	13.4	2.4	916
ConnectOne Bancorp, Inc.	Englewood Cliffs, NJ	CNOB	5,275	111.7		1.21		8.40		8.93		12.81		495.4	0.85	7.57	3.20	41.9	184	18.4	13.5	10.0	1.2	754
TriState Capital Holdings, Inc.	Pittsburgh, PA	TSC	5,234	102.5		0.19		6.71		7.68		12.66		296.0	1.02	11.84	2.34	61.3	242	17.3	17.3	14.5	0.0	839
Univest Corporation of Pennsylvania	Souderton, PA	UVSP	4,749	105.5		0.69		9.33		10.19		13.76		170.6	0.74	5.65	3.69	62.4	190	23.8	17.5	12.8	2.9	810
Bryn Mawr Bank Corporation	Bryn Mawr, PA	BMTC	4,394	100.9		0.32		8.00		8.75		13.87		301.1	1.40	11.40	3.84	54.9	292	16.4	14.4	13.5	2.1	979
Peapack-Gladstone Financial Corporation	Bedminster, NJ	PGC	4,265	104.4	²	0.40		9.75		9.71		15.71		431.3	1.06	10.83	2.79	59.3	152	13.8	13.7	12.3	0.6	626
Northfield Bancorp, Inc.	Woodbridge, NJ	NFBK	4,188	108.5		0.57		14.71		15.25	²	18.71	²	377.4	1.03	6.54	2.87	56.7	132	18.1	18.9	19.1	2.5	798
Oritani Financial Corp.	Township of Washington, NJ	ORIT	4,167	122.5		0.31		13.42		13.21	²	15.52	²	568.4	1.04	7.65	2.79	33.6	133	8.4	13.9	13.9	6.3	710
CNB Financial Corporation	Clearfield, PA	CCNE	3,010	97.2		0.96		7.07		8.14		13.67		249.3	1.07	12.62	3.74	63.1	225	15.1	14.2	12.4	2.1	472
Republic First Bancorp, Inc.	Philadelphia, PA	FRBK	2,553	61.7		1.11		9.04		9.88		15.62		215.7	0.34	3.61	3.18	85.2	197	NM	37.8	20.1	0.0	455
BCB Bancorp, Inc.	Bayonne, NJ	BCBP	2,517	107.8		1.30		6.73		9.25	²	12.59	²	422.2	0.64	7.66	3.46	64.9	137	17.5	14.3	11.4	3.8	232

		High	7,737	122.5		1.30		18.29		18.22		26.97		568.4	1.49	12.62	3.84	85.2	292	31.9	37.8	21.5	6.3	1,688
		Low	2,517	61.7		0.19		6.71		7.68		12.59		170.6	0.34	1.81	2.34	33.6	130	8.4	13.5	10.0	0.0	232
		Mean	4,997	101.9		0.66		9.80		10.52		15.16		334.8	0.94	8.33	3.25	58.2	195	18.2	17.4	14.4	2.1	905
		Median	4,749	104.4		0.65		9.04		9.71		13.87		301.1	1.03	7.66	3.39	59.0	197	16.9	14.5	13.5	2.1	810

BISHOP	PA	—	5,770	96.7		0.36	³	15.19		15.65		22.77		180.2	0.75	4.25	3.28	69.7	144	27.3	28.8	27.8	1.5	1,181

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data as of or for the period ending March 31, 2018
(3)	Bank level financial data as of June 30, 2018
(4)	Regulatory holding company data as of March 31, 2018
Note:	Includes publicly traded banks and thrifts headquartered in PA and NJ with total assets between $2.5 billion and $8.0 billion.
Source:	S&P Global Market Intelligence

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Beneficial and WSFS Peer Group Analyses” is hereby supplemented by deleting the table on the bottom of page 87 (WSFS Peer Group Analysis) of the joint proxy statement/prospectus and replacing it with the following:

Financial Data as of or for the Period Ending June 30, 2018

Pricing Data as of August 6, 2018

			Balance Sheet				Capital Position							YTD Profitability				Valuation
																		Price/
						NPAs¹/					Total		CRE/			Net		Tang.	YTD	2018	2019	Current
			Total	Loans/		Total	TCE/		Leverage		RBC		Total			Interest	Efficiency	Book	Ann.	Est.	Est.	Dividend	Market
			Assets	Deposits		Assets	TA		Ratio		Ratio		RBC³	ROAA	ROAE	Margin	Ratio	Value	EPS	EPS	EPS	Yield	Value
Company	City, State	Ticker	($mm)	(%)		(%)	(%)		(%)		(%)		(%)	(%)	(%)	(%)	(%)	(%)	(x)	(x)	(x)	(%)	($mm)

Community Bank System, Inc.	De Witt, NY	CBU	10,633	73.3		0.26	8.57		10.53		17.82	²	82.9	1.58	10.37	3.59	56.7	364	19.4	19.8	19.7	2.1	3,236
Northwest Bancshares, Inc.	Warren, PA	NWBI	9,562	99.2		0.89	9.74		11.88	²	15.85	²	145.1	1.08	8.47	3.84	62.6	204	17.8	17.5	16.3	3.8	1,839
NBT Bancorp Inc.	Norwich, NY	NBTB	9,467	89.9	²	0.50	7.48		9.28		12.34		157.6	1.17	11.22	3.54	59.0	251	16.1	15.7	15.2	2.5	1,723
Sandy Spring Bancorp, Inc.	Olney, MD	SASR	8,153	107.1		0.38	8.58		9.27		12.19		331.2	1.17	9.11	3.55	51.7	202	15.2	12.8	11.6	2.8	1,396
Eagle Bancorp, Inc.	Bethesda, MD	EGBN	7,880	106.1		0.32	11.58	¹	11.97		15.59		345.6	1.90	14.83	4.12	38.5	198	12.5	12.0	11.1	0.0	1,813
First Commonwealth Financial Corporation	Indiana, PA	FCF	7,649	95.4		0.65	9.13		10.40		14.80		239.4	1.49	12.10	3.70	56.4	251	15.0	15.7	14.6	2.1	1,688
S&T Bancorp, Inc.	Indiana, PA	STBA	7,097	107.3		0.69	9.06		9.87		13.04		334.4	1.36	10.62	3.59	50.3	252	16.4	15.5	14.2	2.2	1,558
Tompkins Financial Corporation	Ithaca, NY	TMP	6,746	95.4	²	0.40	7.36		8.53	²	12.50	²	248.1	1.28	14.68	3.36	60.4	267	15.5	15.6	14.9	2.2	1,300
Lakeland Bancorp, Inc.	Oak Ridge, NJ	LBAI	5,534	97.2		0.44	8.51		9.43		13.67		392.1	1.15	10.57	3.39	56.1	200	14.8	14.5	13.4	2.4	916
TriState Capital Holdings, Inc.	Pittsburgh, PA	TSC	5,234	102.5		0.19	6.71		7.68		12.66		296.0	1.02	11.84	2.34	61.3	242	17.3	17.3	14.5	0.0	839
TrustCo Bank Corp NY	Glenville, NY	TRST	4,941	87.9		0.77	9.52		9.63	²	19.57	²	22.0	1.23	13.06	3.30	53.7	189	14.7	14.6	14.6	2.9	888
Bryn Mawr Bank Corporation	Bryn Mawr, PA	BMTC	4,394	100.9		0.32	8.00		8.75		13.87		301.1	1.40	11.40	3.84	54.9	292	16.4	14.4	13.5	2.1	979
First of Long Island Corporation	Glen Head, NY	FLIC	4,292	100.6		0.07	8.71		9.00		16.50		286.9	1.04	11.68	2.67	52.3	150	13.2	13.4	12.9	2.7	560
Peapack-Gladstone Financial Corporation	Bedminster, NJ	PGC	4,265	104.4	²	0.40	9.75		9.71		15.71		431.3	1.06	10.83	2.79	59.3	152	13.8	13.7	12.3	0.6	626
Financial Institutions, Inc.	Warsaw, NY	FISI	4,191	88.9		0.20	7.06		8.10		12.66		150.3	1.04	11.22	3.12	60.0	172	12.1	12.2	11.6	3.1	499
Northfield Bancorp, Inc.	Woodbridge, NJ	NFBK	4,188	108.5		0.57	14.71		15.25	²	18.71	²	377.4	1.03	6.54	2.87	56.7	132	18.1	18.9	19.1	2.5	798
Oritani Financial Corp.	Township of Washington, NJ	ORIT	4,167	122.5		0.31	13.42		13.21	²	15.52	²	568.4	1.04	7.65	2.79	33.6	133	8.4	13.9	13.9	6.3	710

		High	10,633	122.5		0.89	14.71		15.25		19.57		568.4	1.90	14.83	4.12	62.6	364	19.4	19.8	19.7	6.3	3,236
		Low	4,167	73.3		0.07	6.71		7.68		12.19		22.0	1.02	6.54	2.34	33.6	132	8.4	12.0	11.1	0.0	499
		Mean	6,376	99.2		0.43	9.29		10.15		14.88		277.0	1.24	10.95	3.32	54.3	215	15.1	15.1	14.3	2.4	1,257
		Median	5,534	100.6		0.40	8.71		9.63		14.80		296.0	1.17	11.22	3.39	56.4	202	15.2	14.6	14.2	2.4	979

RODNEY	DE	—	7,113	90.3		0.78	8.40		9.64	²	11.89	²	228.1	1.91	17.82	4.06	60.3	302	13.5	15.9	14.4	0.8	1,758

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data as of or for the period ending March 31, 2018
(3)	Regulatory holding company data as of March 31, 2018
Note:	Includes publicly traded banks and thrifts headquartered in the Mid Atlantic with total assets between $4 billion and $15 billion and YTD ROAA >1%.
Source:	S&P Global Market Intelligence

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Analyses of Precedent Transactions” is hereby supplemented by deleting the table on page 89 of the joint proxy statement/prospectus and replacing it with the following:

					Transaction Information								Seller Information
						Price/					Core	1-Day
					Deal	LTM		Est.			Deposit	Market	Total	TCE/	YTD	NPAs/
				Annc.	Value	Earnings		EPS	TBV		Premium	Premium	Assets	TA	ROAA	Assets¹
Acquiror	St	Target	St	Date	($mm)	(x)		(x)	(%)		(%)	(%)	($mm)	(%)	(%)	(%)

People's United Financial Inc.	CT	First Connecticut Bancorp, Inc	CT	06/19/18	545	29.9		19.4	187		12.7	24.3	3,138	8.8	0.57	0.71
Kearny Financial Corp.	NJ	Clifton Bancorp Inc	NJ	11/01/17	402	NM		59.8	139		19.0	5.3	1,525	18.9	0.37	0.39
OceanFirst Financial Corp.	NJ	Sun Bancorp Inc.	NJ	06/30/17	489	7.8		63.2	169		12.7	1.3	2,256	12.8	2.82	0.28
Berkshire Hills Bancorp Inc.	MA	Commerce Bancshares Corp.	MA	05/22/17	209	14.6		—	138		3.0	—	2,219	6.9	0.75	1.14
Sterling Bancorp	NY	Astoria Financial Corp.	NY	03/07/17	2,230	35.4		40.6	159		9.9	48.4	14,559	9.7	0.48	1.70
Community Bank System Inc.	NY	Merchants Bancshares Inc.	VT	10/24/16	305	21.4		18.7	194		10.9	34.0	1,995	7.6	0.72	0.22
People's United Financial Inc.	CT	Suffolk Bancorp	NY	06/27/16	403	21.4		19.6	196		11.8	42.8	2,256	9.0	0.90	0.75
Bar Harbor Bankshares	ME	Lake Sunapee Bank Grp	NH	05/05/16	146	15.8		—	164		5.7	21.0	1,563	5.8	0.61	0.82
OceanFirst Financial Corp.	NJ	Cape Bancorp Inc.	NJ	01/05/16	206	15.4		23.1	140		5.3	19.7	1,602	9.1	0.84	0.78
KeyCorp	OH	First Niagara Finl Group	NY	10/30/15	4,007	19.3		19.0	168		6.7	9.8	39,413	6.3	0.62	0.74
BB&T Corp.	NC	National Penn Bancshares Inc.	PA	08/17/15	1,816	17.7		16.8	219		15.5	18.2	9,604	8.9	1.12	0.54
F.N.B. Corp.	PA	Metro Bancorp Inc.	PA	08/04/15	474	22.7		19.5	172		9.4	32.1	3,001	8.9	0.71	1.75

				High	4,007	35.4		63.2	219		19.0	48.4	39,413	18.9	2.82	1.75
				Low	146	7.8		16.8	138		3.0	1.3	1,525	5.8	0.37	0.22
				Mean	936	20.1		30.0	170		10.2	23.4	6,928	9.4	0.88	0.82
				Median	438	19.3		19.6	169		10.4	21.0	2,256	8.9	0.72	0.74

RODNEY	DE	BISHOP	PA		1,510	53.9		34.7	176		16.7	21.6	5,770	15.2	0.75	0.36	⁴

						32.7	²		228	³

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Reflects price/YTD annualized earnings per share as of June 30, 2018
(3)	Reflects multiple paid on a “normalized” TCE/TA of 9.00% and dollar for dollar on all excess capital
(4)	Bank level financial data as of June 30, 2018
Note:	Includes Mid Atlantic and Northeast bank and thrift transactions announced since January 1, 2015 where target assets were greater than $1.5 billion; excludes deals with private equity buyers.
Source:	S&P Global Market Intelligence

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Analyses of Precedent Transactions” is hereby supplemented by deleting the table on the top of page 90 of the joint proxy statement/prospectus and replacing it with the following:

					Transaction Information							Seller Information
						Price/				Core	1-Day
					Deal	LTM		Est.		Deposit	Market	Total	TCE/	YTD	NPAs/
				Annc.	Value	Earnings		EPS	TBV	Premium	Premium	Assets	TA	ROAA	Assets¹
Acquiror	St	Target	St	Date	($mm)	(x)		(x)	(%)	(%)	(%)	($mm)	(%)	(%)	(%)

Synovus Financial Corp.	GA	FCB Financial Holdings Inc.	FL	07/24/18	2,854	21.5		15.8	234	24.0	(1.8)	11,662	10.0	1.23	0.23
Cadence Bancorp.	TX	State Bank Finl Corp.	GA	05/13/18	1,373	26.2		15.7	248	21.7	5.9	4,892	11.5	1.15	0.47
Banco de Credito e Inversiones		TotalBank	FL	12/01/17	528	22.6		—	156	11.7	—	3,042	11.8	0.78	0.79
Associated Banc-Corp	WI	Bank Mutual Corp.	WI	07/20/17	482	28.8		27.3	165	11.2	12.2	2,668	10.8	0.61	0.50
OceanFirst Financial Corp.	NJ	Sun Bancorp Inc.	NJ	06/30/17	489	7.8		63.2	169	12.7	1.3	2,256	12.8	2.82	0.28
Union Bkshs Corp	VA	Xenith Bankshares Inc.	VA	05/22/17	700	10.1		27.5	156	11.9	10.4	3,199	13.9	2.16	1.82
First Horizon National Corp.	TN	Capital Bank Finl Corp	NC	05/04/17	2,190	28.2		21.3	203	16.8	(2.9)	10,098	10.6	0.81	0.78
Home BancShares Inc.	AR	Stonegate Bank	FL	03/27/17	781	22.9		19.4	241	21.1	6.3	2,902	10.2	1.13	0.70
Sterling Bancorp	NY	Astoria Financial Corp.	NY	03/07/17	2,230	35.4		40.6	159	9.9	48.4	14,559	9.7	0.48	1.70
Simmons First National Corp.	AR	Southwest Bancorp Inc.	OK	12/14/16	568	36.2		34.1	212	18.7	25.0	2,468	10.9	0.68	1.11

				High	2,854	36.2		63.2	248	24.0	48.4	14,559	13.9	2.82	1.82
				Low	482	7.8		15.7	156	9.9	(2.9)	2,256	9.7	0.48	0.23
				Mean	1,219	24.0		29.4	194	16.0	8.3	5,775	11.2	1.18	0.84
				Median	740	24.5		27.3	186	14.7	6.3	3,120	10.9	0.97	0.74

RODNEY	DE	BISHOP	PA		1,510	53.9		34.7	176	16.7	21.6	5,770	15.2	0.75	0.36	³

						32.7	²

(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Reflects price/YTD annualized earnings per share as of June 30, 2018
(3)	Bank level financial data as of June 30, 2018
Note:	Includes nationwide bank and thrift transactions announced between November 8, 2016 where target assets were >$2 billion and TCE/TA at announcement was >9.50%; excludes deals with private equity buyers.
Source:	S&P Global Market Intelligence

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Beneficial and WSFS Net Present Value Analysis” is hereby supplemented by amending and restating the first paragraph of this section on page 90 of the joint proxy statement/prospectus to read as follows:

Beneficial and WSFS Net Present Value Analyses. Sandler O’Neill performed an analysis that estimated the net present value per share of Beneficial common stock, assuming Beneficial performed in accordance with publicly available median analyst earnings per share estimates for the years ending December 31, 2018 and December 31, 2019 and dividend and long-term annual earnings per share growth rate assumptions for Beneficial for the years ending December 31, 2020 through December 31, 2022, as provided by the senior management of Beneficial. To approximate the terminal value of a share of Beneficial common stock at December 31, 2022, Sandler O’Neill applied price to earnings per share multiples ranging from 14.0x to 19.0x to estimated earnings per share of $0.66 for the year ended December 31, 2022, and multiples of December 31, 2022 tangible book value per share of $13.21 ranging from 130% to 193%. Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to Beneficial. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Beneficial common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of Beneficial common stock of $6.17 to $9.83 when applying multiples of 2022 earnings per share and $10.92 to $19.26 when applying multiples of December 31, 2022 tangible book value per share.

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Beneficial and WSFS Net Present Value Analysis” is hereby supplemented by amending and restating the second full paragraph on page 91 of the joint proxy statement/prospectus to read as follows:

Sandler O’Neill then performed an analysis that estimated the net present value per share of WSFS common stock, assuming WSFS performed in accordance with publicly available median analyst earnings per share and annual balance sheet growth rate estimates for WSFS for the years ending December 31, 2018 and December 31, 2019 and long-term annual earnings per share growth rate and long-term annual asset growth rate assumptions for WSFS for the years ending December 31, 2020 through December 31, 2022, as provided by the senior management of WSFS. Sandler O’Neill assumed that WSFS would maintain a tangible common equity to tangible assets ratio of 8.4% and would retain sufficient earnings to maintain that level. To approximate the terminal value of a share of WSFS common stock at December 31, 2022, Sandler O’Neill applied price to earnings per share multiples ranging from 13.0x to 18.0x to estimated earnings per share of $4.85 for the year ended December 31, 2022, and multiples of December 31, 2022 tangible book value of $22.92 per share ranging from 200% to 300%. Sandler O’Neill selected these price to earnings and tangible book value multiples based on Sandler O’Neill’s review of, among other matters, the trading multiples of selected companies that Sandler O’Neill deemed to be comparable to WSFS. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 13%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of WSFS common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of WSFS common stock of $46.74 to $73.48 when applying multiples of 2022 earnings per share and $37.00 to $60.59 when applying multiples of December 31, 2022 tangible book value share.

The disclosure under the heading “THE MERGERS—Opinion of Beneficial’s Financial Advisor—Beneficial and WSFS Net Present Value Analyses” is hereby supplemented by adding the following table after the Illustrative Earnings Variance Impact on WSFS Net Present Value Analysis chart on page 92 of the joint proxy statement/prospectus:

The following table describes the discount rate calculation for Beneficial common stock and WSFS common stock prepared by Sandler O’Neill. In its normal course of business, Sandler O’Neill employs the Duff & Phelps valuation handbook in determining an appropriate discount rate in which the discount rate equals the sum of the risk free rate, the equity risk premium the size premium and the industry premium.

Risk Free Rate	3.50%	Based on normalized 10 year U.S. Treasury
Equity Risk Premium	5.00%	Per Duff & Phelps 2018 Valuation Handbook
Size Premium	1.64%	Per Duff & Phelps 2018 Valuation Handbook
Industry Premium	0.70%	Per Duff & Phelps 2018 Valuation Handbook
Discount Rate	10.84

Important Additional Information Filed with the SEC

This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed acquisition by WSFS of Beneficial (the “Proposed Transaction”). No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful.

In connection with the Proposed Transaction, WSFS has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-227573) (the “Registration Statement”) that includes a joint proxy statement of WSFS and Beneficial and a prospectus of WSFS, and each of WSFS and Beneficial may file with the SEC other relevant documents concerning the Proposed Transaction. The definitive joint proxy statement/prospectus was first mailed to stockholders of WSFS and Beneficial on or about November 6, 2018. Stockholders are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the Proposed Transaction carefully and in their entirety and any other relevant documents filed with the SEC by WSFS and Beneficial, as well as any amendments or supplements to those documents, because they contain important information about the Proposed Transaction.

Free copies of the Registration Statement and the joint proxy statement/prospectus, as well as other filings containing information about WSFS and Beneficial, may be obtained at the SEC’s website (http://www.sec.gov). You are also able to obtain these documents, free of charge, by directing a request to WSFS Financial Corporation, WSFS Bank Center, 500 Delaware Avenue, Wilmington, Delaware 19801 or by directing a request to Beneficial Bancorp, Inc., Beneficial Bank Place, 1818 Market Street, Philadelphia, Pennsylvania 19103.

Participants in the Solicitation

WSFS, Beneficial and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of WSFS or Beneficial in respect of the Proposed Transaction. Information about WSFS’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 23, 2018, and information regarding Beneficial’s directors and executive officers is available in its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on March 8, 2018. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This Current Report on Form 8-K contains estimates, predictions, opinions, projections and other “forward-looking statements” as that phrase is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements relating to the impact WSFS expects its proposed acquisition of Beneficial to have on the combined entity’s operations, financial condition, and financial results, and WSFS’s expectations about its ability to successfully integrate the combined businesses and the amount of cost savings and overall operational efficiencies WSFS expects to realize as a result of the proposed acquisition. The forward-looking statements also include predications or expectations of future business or financial performance as well as goals and objectives for future operations, financial and business trends, business prospects, and management’s outlook or expectations for earnings, revenues, expenses, capital levels, liquidity levels, asset quality or other future financial or business performance, strategies or expectations. The words “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project” and similar expressions, among others, generally identify forward-looking statements. Such forward-looking statements are based on various assumptions (many of which are beyond the control of WSFS and Beneficial) and are subject to risks and uncertainties (which change over time) and other factors which could cause actual results to differ materially from those currently anticipated. Such risks and uncertainties include, but are not limited to, the possibility that the proposed acquisition does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all, the failure to close for any other reason, changes in WSFS’s share price before closing, that the businesses of WSFS and Beneficial will not be integrated successfully, that the cost savings and any synergies from the proposed acquisition may not be fully realized or may take longer to realize than expected, disruption from the proposed acquisition making it more difficult to maintain relationships with employees, customers or other parties with whom WSFS or Beneficial have business relationships, diversion of management time on merger-related issues, risks relating to the potential dilutive effect of shares of WSFS common stock to be issued in the transaction, the reaction to the transaction of the companies’ customers, employees and counterparties and other factors, many of which are beyond the control of WSFS and Beneficial. We refer you to the “Risk Factors” section of the joint proxy statement/prospectus and to the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of WSFS’s Annual Report on Form 10-K for the year ended December 31, 2017, the Annual Report on Form 10-K filed by Beneficial for the year ended December 31, 2017 and any updates to those risk factors set forth in WSFS’s and Beneficial’s Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings, which have been filed by WSFS and Beneficial with the SEC and are available on the SEC’s website at www.sec.gov. All forward-looking statements, expressed or implied, included in this Current Report on Form 8-K are expressly qualified in their entirety by the cautionary statements contained or referred to herein. The actual results or developments anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on WSFS, Beneficial or their respective businesses or operations. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date on which they are made. Neither WSFS nor Beneficial undertakes any obligation, and specifically declines any obligation, to revise or update any forward-looking statements, whether as a result of new information, future developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WSFS Financial Corporation

By:	/s/ Dominic C. Canuso
Dominic C. Canuso
Executive Vice President and Chief Financial Officer

Date: November 28, 2018